September 24, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Rufus Decker
Era Anagnosti
Jay Ingram
Nudrat Salik

Re:	MasTec, Inc.
Form 10-K for the Year ended December 31, 2011
Filed February 29, 2012
File No. 1-8106

Ladies and Gentlemen:

On behalf of MasTec, Inc., a Florida corporation (the “Company” or “we”), the following response is to the conference call, dated September 5, 2012 (the “Conference Call”), held between the Company and the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) concerning the Company’s response, dated August 3, 2012, to the Staff’s comment letter, dated June 21, 2012.

As directed in the telephone conversations held on Thursday, September 20, 2012, between Nudrat Salik of the SEC and Drew Altman of Greenberg Traurig, P.A. we provide below a summary of our position regarding our proposed revised reporting under ASC 280. Not later than Friday, September 28, 2012, we will provide a more detailed presentation containing a full analysis under ASC 280 and its application to the Company’s financial reporting.

We very much appreciate your time spent preparing for and attending the Conference Call. The opportunity to hear your points of disagreement with our position was invaluable to our team and clarified certain of the Staff’s issues from our previous correspondence. We now believe that we have addressed your concerns comprehensively as described herein and in our more detailed submission to be provided.

MasTec, Inc. 800 Douglas Road – 12th Floor, Coral Gables, Florida 33134

305.599.1800 fax 305.406.1960 www.mastec.com

In light of the Conference Call, we have performed a fresh analysis to determine our reportable segments under ASC 280-10-50 and have concluded that we currently have three reportable segments plus an “all other” segment.

We did not reassess our organizational structure or our segment conclusion as of December 31, 2011 or any earlier date.

We included the “immaterial” operating segments and the newly acquired businesses in the analysis. We also compared each operating segment to each other operating segment to determine economic and qualitative similarity. We performed our quantitative aggregation tests using long-term average gross margins to assess economic similarity. We also tightened the margin for determining economic similarity substantially based on the example you provided during the Conference Call.

Our full response will include: (a) our analysis of the tests and calculations required under ASC 280; and (b) a draft of our prospective disclosure based upon the conclusions reached.

As we discussed, if further discussion would be helpful, we would be pleased to hold an additional conference call with you once you have received and reviewed our full response.

As generally requested, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you or any other member of the Staff should have any further comments or questions regarding this response, please do not hesitate to contact the undersigned at 305.406.1811.

Sincerely, MASTEC, INC.

/s/ T. Michael Love
VP, Corporate Controller

cc:	Ira N. Rosner, Esq., Greenberg Traurig, P.A.
Ian Shapiro, BDO USA, LLP